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SEC FILE NUMBER
8-45490

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
AUG 09 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING June 1, 2021 (MM/DD/YY) AND ENDING May 31, 2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bodington & Company

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 California Street Suite 1500
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey C. Bodington	(415) 391-3280	jcb@bodingtonandcompany.com
(Name)	(Area Code - Telephone Number)	(Email Address)

ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name - if individual, state last, first, and middle name)

2700 Ygnacio Valley Road Suite 270	Walnut Creek	California	94598
(Address)	(City)	(State)	(Zip Code)

Date of Registration with PCAOB March 4, 2009 PCAOB Registration Number 3381

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

DMS

OATH OR AFFIRMATION

I, Jeffery C. Bodington, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm Bodington & Company as of May 31, 2022 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature : [signature]

Title: President

See attached box certificate (cm) 8/4/22

Notary Public

This filing contains (check all applicable boxes):**

X (a) Statement of financial condition.

(b) Notes to statement of financial condition.

X (c) Statement of Operations.

X (d) Statement of cash flows .

X (e) Statement of changes in member's equity .

(f) Statement of changes in liabilities subordinated to claims of creditors .

X (g) Notes to financial statements.

X (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1,as applicable.

(i) Computation of tangible net worth under 17 CFR 240.18a-2.

X (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3 .

(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

(l) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.

X (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

X (o) Reconciliations, including appropriate explanations , of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(t) Independent public accountant's report based on an examination of the statement of financial condition.

X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(x) Supplemental reports on applying agreed-upon procedures , in accordance with 17 CFR 240.15c3-le or 17 CFR 240.17a-12, as applicable.

(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit , or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: __________

*(**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 4th day of August,

20 22 by Jeffrey C. Bodington,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

CHERYL MERIL
COMM. # 2333265
SAN FRANCISCO COUNTY
NOTARY PUBLIC-CALIFORNIA
MY COMMISSION EXPIRES
OCTOBER 03, 2024

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath Statement
(Title or description of attached document)

(Annual Reports)
(Title or description of attached document continued)

Number of Pages 1 Document Date —

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

Bodington & Company

Financial Statements

and

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

For the year ended May 31, 2022

with

Reports of Independent Registered Public Accounting Firm

Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bodington & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bodington & Company as of May 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bodington & Company as of May 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bodington & Company's management. Our responsibility is to express an opinion on Bodington & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bodington & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation Pursuant to Rule 17a-5(d)(4), Computation for determination of Reserve Requirements under Rule 15c3-3, and Information Relating to Possession or Control Requirements under Rule 15c3-3has been subjected to audit procedures performed in conjunction with the audit of Bodington & Company's financial statements. The supplemental information is the responsibility of Bodington & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the identified supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
We have served as Bodington & Company's auditor since 2019.
Walnut Creek, California
July 26, 2022

Bodington & Company
Statement of Financial Condition
As of May 31, 2022

Assets	
Current assets	
Cash	$ 36,800
Accounts receivable	140,291
Prepaid expenses	11,502
Total current assets	188,593
ASC 842 lease asset	48,130
Total assets	$ 236,723
Liabilities and Stockholder's Equity	
Current liabilities	
Accounts payable	$ 1,200
Total current liabilities	1,200
Income taxes payable, deferred	42,000
ASC 842 lease liability	48,130
Total liabilities	91,330
Stockholder's equity	
Common stock, no par value, 100 shares authorized, 15 shares issued and outstanding	45,000
Paid in capital	10,000
Retained earnings	90,393
Total stockholder's equity	145,393
Total liabilities and stockholder's equity	$ 236,723

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Statement of Income
For the year ended May 31, 2022

Revenues	
Advisory fees and consulting	$ 1,013,774
Expenses	
Salaries	720,396
Consultants	97,010
Travel and other	73,846
Rent	30,491
Payroll taxes	22,900
Retirement plan contribution	22,500
Employee health benefits	20,201
Regulatory compliance and audit	12,991
Office supplies and expenses	7,539
Communications and internet	3,192
Insurance	550
Total expenses	1,011,616
Income before taxes	2,158
Taxes on income	1,800
Net income	$ 358

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Statement of Changes in Stockholder's Equity
For the year ended May 31, 2022

	Common stock Shares	Common stock Amount	Paid in capital	Retained earnings	Total stockholder's equity
Balances, May 31, 2021	15	$ 45,000	$ 10,000	$ 90,035	$ 145,035
Net income	-	-	-	358	358
Balances, May 31, 2022	15	$ 45,000	$ 10,000	$ 90,393	$ 145,393

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Statement of Cash Flows
For the year ended May 31, 2022

Cash flows from operating activities		
Net income	$	358
Adjustments to reconcile net income to net cash provided by operating activities		
Deferred income taxes		1,000
Increase in accounts receivable		30,601
Decrease in prepaid expenses		(11,201)
Net cash provided by operating activities		20,758
Cash flows from financing activities		
ASC lease liability and asset		(1,751)
Net increase in cash		19,007
Cash, May 31, 2021		17,793
Cash, May 31, 2022	$	36,800
Supplemental disclosure		
Cash paid during the year for income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Notes to Financial Statements
May 31, 2022

Note 1 - Summary of significant accounting policies

Basis of presentation
Bodington & Company (the Company) is a California corporation formed in July 1996. The Company provides management consulting and investment advisory services to small and middle market power projects and power generation facilities located primarily in the United States.

The Company is registered as a broker-dealer with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash
For purposes of the statement of cash flows, cash consists of amounts on deposit with a commercial bank in a non-interest bearing account, available on demand. The bank balances during the year ended May 31, 2022 were below the FDIC insured amount of $250,000.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At May 31, 2022, the Company determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company files its income tax returns using the cash method of accounting. Deferred income taxes are provided on the temporary differences between accrual and cash basis income.

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
The Company follows accounting principles generally accepted in the United States relating to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years ended May 31, 2020 to 2022 are open for examination by the Internal Revenue Service and years May 31, 2019 to 2022 by the California Franchise Tax Board.

Furniture and equipment
Furniture and equipment are recorded at cost. Depreciation was computed using the declining balance method over estimated useful lives of from five to seven years. The Company capitalized individual purchases of $2,500 or more.

Revenues
Advisory fees are recorded as revenue in the period in which the related services are performed (e.g., deal has been closed) in accordance with the applicable agreement. Consulting fees are recorded at the time the service is completed and the Company has fulfilled its performance obligations to the client.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expenses were insignificant for the year ended May 31, 2022.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Note 2 - Income taxes

The provision for income taxes is as follows for the year ended May 31, 2022:

Current	
State	$ 800
Federal	-
	800
Deferred	
State	-
Federal	1,000
	1,000
Total	$ 1,800

The Company files its income tax returns using the cash method of accounting. The Company's deferred tax liability results principally from its accrual to cash temporary differences that total $151,391 at May 31, 2022.

At May 31, 2022, the Company had a federal net operating loss carryforward of $8,837 that was used to reduce its deferred tax liability. The loss carryforward expires in various years from 2026 to 2040.

Note 3 - Lease obligation

The Company occupies its office facility under an operating lease that provides for monthly rental payments through March 2024. The future minimum payments for the years ending May 31 are

2023 - $27,592
2024 - $22,294

Rent expense for the year ended May 31, 2022 was $30,491 and included certain operating charges passed through to the Company by the lessor.

In accordance with ASU 2016-02 (Topic 842), the Company has recognized a right-to-use asset of $48,130 and lease liability of $48,130 as of May 31, 2022.

Note 4 - Profit-sharing plan

The Company has a profit-sharing plan for the benefit of its employee. Contributions to the plan are determined annually subject to certain maximum amounts allowable under the Internal Revenue Code. Contributions of $22,500 were made to the plan for the year ended May 31, 2022. Annual contributions are at the discretion of the Company Board of Directors.

Note 5 - Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6.67% of aggregate indebtedness, as defined under the Rule.

As of May 31, 2022, the Company had net capital, as defined under the Rule, of $35,600 which exceeded the minimum requirement of $5,000 by $30,600. The Company's aggregate indebtedness, as defined under the Rule, was 3.37% of its net capital.

Note 6 - Concentrations

Revenue from contracts with three entities comprised 93% of total revenues for the year ended May 31, 2022. At May 31, 2022, accounts receivable was due from three entities.

Note 7 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through the date of this filing. Management concluded that no material subsequent events have occurred since May 31, 2022 that required recognition or disclosure in these financial statements.

Note 8 – Commitments and contingencies

The Company is unaware of any material commitments or contingencies as of May 31, 2022 and through the date of this report.

Supplemental Information required by
Rule 17a-5 under the
Securities Exchange Act of 1934

Bodington & Company
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
May 31, 2022

Net capital	
Total stockholder's equity	$ 145,393
Non-allowable assets -	
Accounts receivable	(140,291)
Prepaid expenses	(11,502
Other credits -	
Deferred taxes	42,000
Net capital	$ 35,600
Total aggregate indebtedness	$ 1,200
Computation of basic net capital requirement	
Minimum net capital required	
(6-2/3% of total aggregate indebtedness)	$ 80
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 30,600
Net capital less the greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement of reporting broker	$ 29,600
Percentage of aggregate indebtedness to net capital	3.37%

Bodington & Company
Reconciliation Pursuant to Rule 17a-5(d)(4)
May 31, 2022

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of May 31, 2022)

Net capital from the Company's unaudited Part IIA FOCUS Report filing	$ 30,600
Adjustment to income taxes payable, deferred	5,000
Net capital reported herein	$ 35,600
Aggregate indebtedness from the Company's unaudited Part IIA FOCUS Report filing	$ 1,200
	-
Aggregate indebtedness reported herein	$ 1,200

Bodington & Company
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Bodington & Company
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2022

A supplementary report pursuant to Rule 17a- 5(d)(2)(i)and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

July 26, 2022

Bodington & Company (the Company) is a limited broker-dealer, offering investment banking services. The Company does not directly handle customer funds or securities or any other duties associated with a clearing broker or dealer. The Company is registered with the U.S. Securities and Exchange Commission (SEC) in the event a transaction with a public entity requires a broker-dealer to hold credentials with the SEC.

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, the Company performs an annual audit and files "Report pursuant to rule 17a-5 under the securities exchange act of 1934" with the SEC. On that report the Company claims exemption to Rule 15c3-3 based on exemption k (2) (i), which is noted below.

(k) *Exemptions.*
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities *for*, or owe money or securities *to*, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of Bodington & Company ".

The nature of the business of the Company qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts and the Company does not maintain customer accounts. Therefore, the Company has met the identified exemption provisions throughout the recent fiscal year end without exception.

Sincerely,

Jeff Bodington

Jeffrey C. Bodington
President

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bodington & Company

We have reviewed management's statements, included in the accompanying Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Bodington & Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bodington & Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Bodington & Company stated that Bodington & Company met the identified exemption provisions throughout the recent fiscal year without exception. Bodington & Company Bodington & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bodington & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
July 26, 2022